Aries I Acquisition Corporation

23 Lime Tree Bay P.O. Box 1569

Grand Cayman, Cayman Islands KY-1111

May 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola

Re:	Aries I Acquisition Corporation Registration Statement on Form S-1 Filed March 3, 2021, as amended File No. 333-253806

Dear Ms. Ayoola:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Aries I Acquisition Corporation respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on May 18, 2021, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Aries I Acquisition Corporation

By:	/s/ Thane Ritchie
Name: Thane Ritchie
Title: Chairman

cc:	David A. Sakowitz, Winston & Strawn LLP